Exhibit 3.1

SECOND AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

RED ROBIN GOURMET BURGERS, INC.,

a Delaware corporation

* * * * *

Pursuant to Section 242

of the Delaware General Corporation Law

* * * * *

Red Robin Gourmet Burgers, Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY that:

1.             The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on January 17, 2001.

2.             The Corporation filed its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on July 18, 2002.

3.             The Corporation filed its Certificate of Amendment to the Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on June 12, 2003 (the Certificate of Incorporation, as amended to date, the “Certificate”).

4.             This Second Amendment to the Amended and Restated Certificate of Incorporation of Red Robin Gourmet Burgers, Inc. has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

5.             Article SIXTH of the Certificate is hereby amended to add the following new paragraph E:

“E.           When a quorum is present at any meeting for the election of directors, a nominee for director shall be elected by the stockholders at such meeting if the votes cast “for” such nominee’s election exceed the votes cast “against” (or “withheld” from) such nominee’s election (with “abstentions” and “broker non-votes” not counted as a vote either “for” or “against” that director’s election); provided, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article SIXTH, Section C hereof and (ii) such nomination has not been rejected by the company for any reason or withdrawn by such stockholder on or before the tenth business day before the corporation first mails its notice of meeting to the stockholders. In the event the votes cast

“against” (or “withheld” from) the nominee exceed the votes cast “for” such nominee (with “abstentions” and “broker non-votes” not counted as a vote either “for” or “against” that director’s election) (a No Vote), the resulting vacancy shall be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders), and the directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires or until such director’s successor shall have been duly elected and qualified. In no event shall the Board nominate or elect a person to the Board who has received a No Vote subsequent to the adoption of this provision.”

6.             Except as provided in this amendment, the Certificate is unchanged and remains in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Second Amendment to the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer as of the  27th day of May, 2010.

Red Robin Gourmet Burgers, Inc.,
a Delaware corporation

By:	/s/ Annita M. Menogan
Annita M. Menogan, Senior Vice President and Chief Legal Officer